================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
================================================================================
                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EON LABS, INC.
                            (Name of Subject Company)

                                  NOVARTIS AG
                              NOVARTIS CORPORATION
                            ZODNAS ACQUISITION CORP.
                        (Name of Filing Persons--Offerors)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    29412E100
                      (CUSIP Number of Class of Securities)

                                 George Miller
                        Head of Legal and General Affairs
                                  Novartis AG
                                35 Lichtstrasse
                          CH-4002, Basel, Switzerland
                                41-61-324-1111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                           Andrew R. Brownstein, Esq.
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000


                                   -----------

                            CALCULATION OF FILING FEE


            Transaction Valuation                 Amount of Filing Fee
     ------------------------------------------------------------------------
             Not applicable                        Not applicable
     ------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  None.               Filing Party:  Not applicable.
     Form or Registration No.:  Not applicable.   Date Filed:  Not applicable.
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer
     subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

     This  Tender  Offer  on  Schedule  TO is  filed  by  Novartis  AG,  a Swiss
corporation   ("Novartis"),   Novartis  Corporation,   a  New  York  corporation
("Novartis Corp"), and Zodnas Acquisition Corp., a Delaware corporation ("Zodnas") and an indirect, wholly-owned subsidiary of Novartis Corp. Pursuant to Exchange Act Rule 14d-2 and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by Novartis, Novartis Corp and Zodnas.


[NOVARTIS LOGO]



                                           Novartis International AG
                                           Novartis Global Communications
                                           CH-4002 Basel
                                           Switzerland
                                           http://www.novartis.com


     John Gilardi                          Kurt Leidner
     Novartis Global Media Relations       Sandoz Communications +41 61 324 3018
     (direct)                              +43 1 260 68 9611 (direct)
     +41 61 324 2200 (main)                +43 1 260 680 (main)
     john.gilardi@group.novartis.com       kurt.leidner@gx.novartis.com


---------------------- ---------------------------- ----------------------------
MEDIA RELEASE          COMMUNIQUE AUX MEDIAS        MEDIENMITTEILUNG
---------------------- ---------------------------- ----------------------------

NOVARTIS TO ACQUIRE HEXAL AG AND EON LABS, CREATING THE WORLD LEADER IN GENERICS


o Transformational merger of Hexal and Eon Labs with Sandoz strengthens market positions globally, achieving top positions in key markets, particularly US and Germany

o   Significantly broadened product portfolio

o   One of the largest pipelines in industry covering most generic opportunities

o   Best-in-class development teams with proven record of being first to market

o   Leadership in high-value delivery technologies and biogenerics

o   Hexal and 67.7% of Eon Labs acquired for EUR 5.65 billion

o Tender offer for remaining Eon Labs shares to be launched for USD 31.00 per share

o Cost synergies of USD 200 million per year expected within three years after closing, 50% of which to be realized within 18 months

o   Transactions to be accretive to earnings within 12 months of closing

     BASEL,   FEBRUARY  21,  2005  -  Novartis  announced  today  the  strategic acquisition of two leading generic drug companies that will be integrated into its Sandoz division, creating the world leader in the generic drug industry.

     Definitive agreements have been signed to acquire 100% of HEXAL AG, the privately-held No. 2 generics company in Germany with a strong European presence, and a 67.7% stake (65.4% fully diluted) in EON LABS, INC. (NASDAQ: ELAB), a fast-growing US generics company that has a strategic partnership with Hexal AG, for a total of EUR 5.65 billion in cash. In addition, pursuant to a merger agreement unanimously approved by the Eon Board of Directors and the Special Committee of independent directors of the Eon Board, Novartis will launch a tender offer to acquire the remaining 31.9 million fully diluted shares (34.6%) in Eon Labs for USD 31.00 per share.

     The acquisitions bring together three premier generics companies that combine Sandoz's global geographic presence and expertise in anti-infectives, Hexal's leadership in Germany and strong track record of successful product development, and Eon Labs' strong position in the US for "difficult-to-make" generics. 2/5

     Sandoz, after the closing of these transactions, will be the global leader in generics with combined pro forma 2004 sales of USD 5.1 billion, a portfolio of over 600 active ingredients in more than 5,000 dosage forms and more than 20,000 employees.

     Annual cost synergies totaling USD 200 million are anticipated within three years after closing, with 50% in the first 18 months. Synergies will be driven mainly by savings in production, especially in sourcing, lower processing costs and reduced Cost of Goods Sold (COGS) through vertical integration; Marketing & Sales through consolidation of back-office operations and distribution; Development through the streamlining of the project portfolio and less need for in-licensed products; and General & Administrative expenses due to the consolidation of administration and management structures. The strong growth outlook for Sandoz, which will create jobs, is expected to partially compensate for necessary reductions in the workforce.

     "Generic drugs are crucial to meeting the health-care needs of patients in industrialized and developing countries as cost pressures continue to mount due to the ever-increasing demand of an aging population. As such, generic medicines are a critical complement to innovative medicines, freeing up resources and also providing an indirect stimulus to continued innovation. The acquisitions of Hexal AG and Eon Labs will significantly strengthen our geographic presence and product portfolio, our development and registration capabilities, and increase our scale to rapidly bring a broad array of generic products to patients. These acquisitions expand our medicine-based business portfolio, providing synergies with our branded medicines in dealing with large purchasers and in manufacturing. They underscore our commitment to being the industry leader in offering innovative prescription medicines, high-quality generics and self-medication products," said Dr. Daniel Vasella, Chairman and CEO of Novartis.

     Dr. Andreas Rummelt, CEO of Sandoz, commented, "The combination of Sandoz with Hexal and Eon Labs offers an outstanding opportunity to capitalize on the unique strengths of each company. Together, we will create a highly competitive leader with a comprehensive global presence and the expertise necessary for success in the rapidly changing generics market."

COMBINATION CREATES A FAST-GROWING WORLD LEADER IN GENERICS

     The enlarged company will provide considerable scale and breadth. The new company will be No. 1 or No. 2 in major markets, particularly in the US and Germany, and will have a strong foothold in Asia (India, China and Japan) as well as Latin America.

     Hexal is one of the fastest-growing European generics companies and provides a leading position in Germany, the second-largest generics market in the world. The acquisition will propel Sandoz into a leading position in most other European markets. In the past three years, Hexal has launched 121 products, including highly successful versions of the cholesterol-lowering drug simvastatin (Zocor(R)), and is preparing to launch the pain treatment fentanyl (Duragesic(R)) based on its proprietary transdermal patch drug-delivery technology.

     In the US, the world's largest generics market, Novartis is acquiring control of Eon Labs, one of the fastest-growing generic pharmaceutical companies. Over the past three years alone, Eon Labs has produced 15 first-to-market launches and has positioned itself as the market share leader for nearly half of the products in its portfolio, which includes 67 molecules in 147 dosage strengths. Eon Labs currently has 27 ANDAs (Abbreviated New Drug Applications) pending before the US Food and Drug Administration (FDA) covering approximately USD 14.3 billion in annual branded prescription drug sales.

     The combined pipeline covers nearly all of the major molecules predicted to lose patent protection during the next few years, representing an estimated USD 69 billion in US product sales between 2005 and 2009. In addition, Sandoz will have strong development and regulatory capabilities with high productivity and a goal of delivering more than 100 registration files annually. The larger scale will further increase penetration of the physician and pharmacist markets, which is particularly important as the new company plans 70 launches in the US and Germany alone in 2005.

     Through this acquisition, Sandoz will also significantly strengthen its technology base, particularly in the application of transdermal patches, inhalation products, sustained-release implants and multi-particulate drug delivery dosage forms. Sandoz will also expand its strong capabilities in biopharmaceuticals. In addition, Sandoz will reinforce its vertical integration in active pharmaceutical ingredient manufacturing, which is often critical to gaining first-to-market status and offering high-quality generics products at a competitive price.

     "This agreement with Novartis has been reached to secure the future of Hexal and its employees. We have reviewed all options in the interests of the employees and the family - an initial public offering (IPO), merger or sale. We decided that this option not only allows for what we have created to continue, but more importantly to keep developing with the capabilities and resources of an industry-leading company. This merger provides the best possible fit in the industry in terms of product, geography, technology and employee skills that will form the basis for the most competitive generics company. The combined company will be well-positioned for dynamic growth," said Dr. Thomas Strungmann, a co-founder and co-CEO of Hexal AG along with his twin brother, Dr. Andreas Strungmann.

TERMS OF THE TRANSACTIONS WITH HEXAL AG AND EON LABS

     Novartis will undertake a series of transactions to acquire Hexal AG and control of Eon Labs, which will be funded by Group cash reserves:

          o Two separate definitive agreements to pay a total of EUR 5.65 billion in cash to acquire 100% of privately-held Hexal AG, which was founded in 1986 by the

              Strungmanns and is wholly owned by the
              brothers and their families, and to acquire 60 million shares of Eon Labs (67.7% of Eon Labs's share capital and 65.4% on a fully-diluted basis) from Santo Holding (Deutschland) AG, which is also owned by the Strungmanns and their families.

         o A definitive agreement by which Novartis will offer to acquire the remaining approximately 31.9 million fully diluted shares (treasury method) of Eon Labs for USD 31.00 per share in cash. The agreement, which has been unanimously approved by the Eon Labs Board of Directors and by a Special Committee consisting of directors not affiliated with the Strungmanns, provides that an affiliate of Novartis will commence a tender offer and will, subject to legal requirements, purchase any and all shares tendered, if the acquisition of the Santo Holdings stake is consummated. The offer price represents a 25% premium over the unaffected price of approximately USD 24.75 (before media speculation about a possible takeover of Hexal and Eon Labs) and a premium of 9% over the price paid to Santo Holding for its majority stake in Eon Labs. The agreement also provides that if a majority of the public shares are tendered, Novartis will effect a merger to acquire all remaining shares at the offer price.

     The transactions, which are subject to regulatory approvals in a number of countries (including the US and Europe), are expected to close in the second half of 2005.

HIGHLY EXPERIENCED MANAGEMENT TEAM

     Following the closing, the new Sandoz management team, under the leadership of Dr. Andreas Rummelt as CEO, will include top management from all three companies. In the new company, Dr. Andreas Strungmann will be responsible for the regional operations in Europe, Africa and also for Asia-Pacific on an ad-interim basis. Dr. Thomas Strungmann will continue in the position of head of regional operations in Germany, the Americas and Middle East. Both will join the Sandoz Executive Committee. Other members of the Executive Committee will include Kevin Plummer as Chief Financial Officer, Dr. Gerhard Schaefer as head of Product Development and Markus Delfosse as head of Technical Operations. The Anti-Infectives business unit will be headed by Ernst Meijnders and Biopharmaceuticals by Dr. Patrick Vink. Dr. Bernhard Hampl, currently CEO of Eon Labs, has been designated as new head of the US operations of Sandoz and will report to Thomas Strungmann.

ABOUT NOVARTIS

     Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved sales of USD 28.2 billion and a net income of USD 5.8 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

     Sandoz, a Novartis Company, is a world leader in generic pharmaceuticals and develops, manufactures and markets these medicines as well as pharmaceutical and biotechnological active ingredients. Decades of experience and know-how make Sandoz a renowned partner in pharmaceuticals, biogenerics and industrial products. Altogether, Sandoz employs around 13,000 people in over 110 countries and posted sales of USD 3.0 billion in 2004.

ABOUT HEXAL

     Headquartered in Holzkirchen, Germany, Hexal is a privately-held generics manufacturer holding the No. 2 position in generics in Germany, the second largest generics market, and a significant presence in other key markets. Sustaining recent annual percentage sales growth rates in the high teens, Hexal achieved sales of USD 1.65 billion in 2004. Altogether, Hexal employs approximately 7,000 people in over 40 countries.

ABOUT EON LABS

     Eon Labs, one of the largest suppliers of generic pharmaceuticals in the US, is committed to providing high quality, affordable products. Eon Labs, which has a strategic partnership with Hexal AG, produces a broad range of pharmaceuticals in a wide variety of therapeutic categories. Eon Labs reported record 2004 sales of USD 431 million, an increase of 31% from 2003, and employs approximately 500 people. Drs. Andreas and Thomas Strungmann and their families hold a 67.7% stake in Eon Labs through a holding company.

NOTE TO INVESTORS

     Novartis will conduct a conference call with financial analysts to discuss this news release on February 21, 2005, at 9:00 a.m. Central European Time. A simultaneous webcast of the call for interested investors and others may be accessed by visiting the Novartis website at www.novartis.com.

Disclaimer

     This document contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates" "will", or similar expressions, or by express or implied discussions regarding strategies, plans and expectations (including synergies). These statements include, but are not limited to, financial projections and estimates and their underlying assumptions, statements regarding the benefits of the business transactions described herein, including future financial and operating results. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. Management's expectations could be affected by, among other things, competition in general, the general economic environment and other risks such as, but not limited to, those referred to in Novartis AG's Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals for the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

     Securityholders of Eon are urged to read the tender offer statement relating to the tender offer when such document becomes available. The tender offer statement will contain important information. Securityholders will be able to obtain a free copy of the tender offer statement and other filed documents when they become available at the SEC's internet site (http://www.sec.gov).


                                      # # #
CONTACTS

JOHN GILARDI
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 61 324 2200 (main)
john.gilardi@group.novartis.com

KURT LEIDNER
Sandoz Communications
+43 1 260 68 9611 (direct)
+43 1 260 680 (main)
kurt.leidner@gx.novartis.com